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                                                                    EXHIBIT 99.1


Q&A


OPERATIONAL:

1. Piercing Pagoda is a business that is very dependent on mall traffic, is this an acquisition that makes sense given the current concern over declines in consumer spending and mall traffic.

The Kiosk business is a concept we have been looking at as an attractive business for several years. We believe the mall is still the place for this purchase. The concerns over mall traffic are always an issue, in good times and bad. We have based our numbers on flat to very modest top line increase, which we hope takes into account not only our own conservative nature as to transition issues, but a possible slowdown as well. The advantage we see is the ability to leverage our merchandising and marketing skills to create demand and drive the business as we have done in our other brands.

2. Piercing Pagoda caters to a younger, trendier customer, what types of synergies does this provide with your existing brands?

The Pagoda customer is definitely younger and in the early stages of the jewelry purchasing cycle. We will apply many of the same retailing techniques that have been used to put our other brands in leadership position by focusing on key items at opening price points and purchased in depth. The Pagoda customer is very definitely similar to our current customers in that there is a huge amount of gift-giving and self purchase. Even at this price point, it is still a "feel-good" type of purchase. This is also a great opportunity to build loyalty very early in the purchase life-cycle.

3. Will you implement new key items or introduce any of the current best sellers from your other divisions?

Our initial focus will be to identify key items appropriate for the Pagoda customer. With an average ticket of $29 these are clearly different items than our Zale entry level price points of $99.

4. What does Piercing Pagoda do from a marketing standpoint (advertising, promotional, etc.) and what will you all do differently? Any chance for commercials etc?

Pagoda focuses on building loyalty through its "Club" program, its ear-piercing specials and draws from mall traffic. Clearly we feel this is an appropriate point of view which we believe we can leverage even further with our own promotional campaigns.


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5.       There has been a definite focus within the Corporation towards
         "Branding" and building brand strength, is there any thought about changing the name to Zales or even Gordons where the stores overlap?

The strength of our brands is clearly a point of differentiation and strength for us. Pagoda is a recognizable name to their customer base. At this point no decision has been made to change the name.

6.       How does the average volume compare to Zales current productivity?

The average kiosk does approximately $350,000 in volume compared to an average Zale store of approximately $1.3 million, however the kiosk is very productive per square foot with only 127 square feet per average kiosk.

7.       How does the average ticket compare to Zales' customers?

The average ticket is a great barometer of the difference between the customer base. Zale's average ticket is $250 while the Pagoda ticket averages $29. Clearly we are adding a new demographic profile to our portfolio.

8.       How will this impact the management information systems?

The Pagoda system will interface with Zales current systems Pagoda's systems provide the appropriate level of detail to ensure we have the appropriate information going into the Holidays (Consistent with our existing approach, we do not make material system conversions or adjustments leading up to the all-important holiday season.)

9. Many of the early Zale productivity gains came from not only key items but also remodeling and increasing inventory capacity. What opportunities do you see at Pagoda?

Clearly we think our merchandising strategies and inventory management processes (identify rates of sale/out of stock positions/forecast needs) are a huge opportunity. In addition, our customer data bases can be leveraged on both sides to create marketing opportunities. Longer term we think there are significant gains to be made from merchandise presentation within the cases and employee training.

10. Will there be any efficiencies gained through manager and district manager economies of scale?

We still feel there is a need for separate management structures to focus on individual needs of each brands customer and human resource base. Accordingly, we feel the initial efficiencies will be more along the lines of certain overhead based operations and our merchandise knowledge.

11. The fine jewelry business is very traditional and classic. This business appears to be much more fashion dependent and trendy? How does this fit with your current merchandise strategy, what additional challenges does this pose?

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The business by its nature, opening price point gold jewelry is a perfect extension of our Good, Better, Best strategy. This is a way to capture that customer early on without compromising the Zale business, especially in terms of productivity, etc. It is also synergistic with the merchandise training that many of our buyers have, which is department store "roots" - a much more trendy, fashion purchase.


TRANSITION ISSUES:

1.       What are the plans for the corporate offices?

There are no plans for any current charges.

2. Will the current buying team and other corporate employees be relocated to Irving?

There are currently no changes being made.

3.       Will any locations be closed?

There are a handful of locations we have on a watch list (negative, cash flow, low productivity), but no significant closings are expected. A more specific list is likely to be established after the Holiday season.

4. What are the growth prospects? Will this be translated into Canada? The Internet?

We have several other items on the Canadian agenda, expanding assortments, remodeling existing stores and expanding into key locations. It may be appropriate for Canada in the future, but certainly not the next focus. With 900 plus stores in over 600 malls they clearly have significant presence. However, we will further evaluate this as we take over the operations, initially there appears to be 10-15% increase in store potential. The internet is clearly a significant opportunity.

5. Who will be responsible for this division, will it be operated as a separate brand?

Pagoda has a great team in place that will continue to operate the brand.


DEAL AND ONGOING FINANCIAL ISSUES:

1. Will Zales be writing down any inventory or other assets and if so what type of goodwill is being created?

There will be purchase accounting adjustments which include establishing inventory reserves, other general business reserves they currently do not account for, and the necessary write-offs



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for assets we will not utilize in the operations going forward. In addition the premium we paid will result in goodwill. We estimate the total to be approximately $180 million.

2. What is the Company's expected Return on Investment, previously you have indicated a 20% hurdle rate for Investments of all kinds? As always, we have been evaluating this alternative for some time. We believe that with the benefits we expect to see in productivity through our merchandising and marketing focus we will meet our long term return rates over a five year period.

3. Does this acquisition impact the company's previously stated growth plans for its existing divisions?

No, we will continue to open 80 - 85 stores throughout our existing brands.

4. How many of these locations overlap with your existing portfolio (i.e. what is the overlap) and what is the expectation for any impact to your existing business?

Approximately 500 locations are in malls where we have a Zales or Gordons. We do not anticipate any impact to the existing business due to the distinct customer base.

5. Piercing Pagoda operates several "in-line" Diamond Isle locations, how do these overlap with your existing portfolio and how do they compete against your Zales stores?

Pagoda operates 30 in-line locations, and 11 Diamond Isle locations only a handful of these overlap with Zales. Once again however, the price point is still significantly lower than a Zales store.

6. Will there be any reserves for inventory, severance and transition issues?

There will be reserves for such items, however they will be accounted for as part of the purchase price.

7.       How long will it take to make this acquisition accretive to earnings?

Clearly as evidenced by the Peoples transaction, we try to be conservative. We anticipate breakeven impact for fy2001 and $0.10 for fy2002.

8. The Peoples acquisition was positioned as breakeven for the first year but has subsequently contributed approximately 10 cents according to company guidance, does this acquisition have similar potential?

As always we try to plan conservatively and anticipate the types of transition issues that typically occur with an acquisition. The Peoples transition went extremely smoothly resulting in the upside to earnings. In addition, Peoples was closed in early June and provided us time to prepare for the Holiday season. Based on the current timing, we will be able to only have a minor impact on the Holiday season. As always we will focus on execution, but again there is



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always an unknown factor that leads us to be comfortable with a breakeven projection for the first year. Please note this does take into account the incremental amortization and the offsetting loss of interest income resulting from the cash purchase.

9. How was the acquisition evaluated. It appears you paid 7.5 to 8 times EBITDA (Cash Flow), how does that compare to Peoples? Why do you think it warrants such a premium?

Based on March 31, 2000 fiscal year numbers we paid 7.5 to 8 times EBITDA. This is fairly similar to the Peoples transaction on that basis.

10. Does this impact Piercing Pagoda gold lease program or increase Zale Corporation's exposure to fluctuations in the gold price.

It is our current intent to cease the gold leasing program and bring Piercing Pagoda's vendor terms more in line with our current agreements. As with our existing businesses, we are in the markets constantly throughout the year to take advantage opportunistically of gold price fluctuations and minimize the impact to the consumer. In addition, we are retailers first (i.e. 'customer' driven in our merchandising focus) with out being distracted by what increases and decreases in forward prices of gold mean to our current inventory position. We will continue to follow this pattern, adapting the product to the customers taste at a price that is appropriate for their budget.

11.      What types of liabilities and debt will Zale be assuming?

Pagoda has a gold consignment arrangement which we will be retiring in conjunction with the purchase. Pagoda also has a small amount (approx. $10 Million) outstanding in working capital loans.

12. What would be the cost of entering this business through internal expansion?

Clearly one of the biggest costs is the opportunity or time value of building a 900 plus store base. The actual cost of the build out and the inventory would be in the neighborhood of $175 to 200 million based on our estimates.

13. Should we expect to see economics of scale from a lease perspective/rent expense?

Certainly we have great relationships with the landlords throughout the United States and hope this translates into additional opportunities for both parties through increased tenancy, productivity, and efficiencies.

14. Does Pagoda offer credit? If not, is that something you will add to their operations?

Pagoda does not offer credit and due to the nature of the average ticket it is not something we feel presents an immediate or near term opportunity.


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15.      Does the ear piercing cause any additional risk factor?

Some states do regulate piercing, however Pagoda only pierces ears and we will continue that practice. We do not see this as a significant or out-of-the ordinary risk.

16. Pagoda made over $1.40 per share, how does this translate to breakeven in your projections?

That equates to about $13 million dollars after taxes and on our share base $0.36 per share. The lost interest income resulting in the cash outlay for the purchase ($212 million plus $60 million in debt) and working capital needs equates to $18 million before taxes or $11 million after taxes, the remaining difference comes from slightly increased productivity offset by amortization of the goodwill arising from the transaction, a net of 3.5 million before taxes or $2 million after tax.